December 9, 2010

Larry Spirgel, Assistant Director
John Harrington, Attorney Advisor
Securities and Exchange Commission
100 F St. NE
Washington, D.C. 20549

Re:	Sumotext, Inc.
Form 8-K
Filed October 29, 2010
File No. 000-53785

Dear Mr. Spirgel and Mr. Harrington,

We have reviewed your letter dated November 18, 2010, regarding Sumotext, Inc. (the “Company”, “we”, “our”) and our Form 8-K, filed October 29, 2010, and are responding herein.  Your comment as well as our response is addressed as follows:

General

1.
We have reviewed your response letter dated November 15, 2010 and reiterate our belief that Sumotext was a shell company immediately prior to the exchange transaction.  Because the former controlling stockholders of Sumotext had agreed to the spin-off of the existing business in conjunction with the share exchange, Sebring was in substance combining with a company with no or nominal operations and no or nominal assets.  We acknowledge that the former operations and assets of Sumotext were not technically spun-off until after the exchange transaction with Sebring, we believe that Sumotext’s operations and assets were only nominal immediately prior to the exchange transaction for the reasons set forth above.  Regardless of what the intentions of Sumotext may have been in the past, we believe our treatment of Sumotext as a shell company is consistent with guidance Release No. 33-8587 and note 32 thereto.  Please amend you Form 8-K to include the required financial statements and all information that would be required in a Form 10 registration statement upon consummation of the exchange transaction.

Response

While we still respectfully disagree with your position, we intend to file the required financial statements.  Our audit process only recently started since we contemplated the timing of the due date based on our assumption of treating this transaction as a purchase rather than as a reverse recapitalization with a public shell.  Accordingly the audit process continues and the expected time of completion is likely in mid-January 2011.  Upon completion of the audits for the last two fiscal years and preparation of an unaudited interim financial statement we intend to file a Form 8-K/A which will include the required financial statements and information that would be required in a Form 10 registration statement.

Sincerely,

SUMOTEXT, INC.

/s/ Leif Andersen
Leif Andersen, CEO